June 1, 2017

Owens Realty Mortgage, Inc.

2221 Olympic Blvd

Walnut Creek, CA 94595

Attn: William C. Owens, Chairman of the Board

Cc: Board of Directors (the “Board”)

Dear Mr. Owens:

Freestone Capital Management, LLC, together with its affiliates (“Freestone”), beneficially owns approximately 7.6% of the outstanding shares of Owens Realty Mortgage, Inc. (“Owens” or the “Company”), making us the Company’s largest shareholder. As long-term investors since 2013, we have been patient and supportive shareholders of the Company, watching management’s questionable decisions and listening to their promises of long-term value. Unfortunately, those promises have remained unfulfilled and frankly, we can no longer stand by in light of Management’s continued destruction of shareholder value. We believe that Management should explore the immediate liquidation of the Company to close the value gap between the Company’s current market price and our estimated liquidation value, thereby returning capital to the Company’s long-suffering investors.

The Destruction of Shareholder Value and the Enrichment of Management

The Company and its predecessor company Owens Mortgage Investment Fund (OMIF) has a long-term history of trailing market returns. Based on our calculations, from January 1, 2009 to May 31, 2017 an investment in OMIF/Owens has provided a total return to shareholders of approximately -15.7%, compared to the returns of the FTSE NAREIT Mortgage REIT Index of +161.3% and the Russell 2000 Index of +207.7% during this same time period.

We believe that this enormous gap is due to a flawed business model which penalizes shareholders and primarily enriches Management. Based on our analysis, we further believe that Owens pays above-market fees to its external manager, Owens Financial Group, Inc. (the “Owens Manager”), through a Management Agreement that has been in place for years. Currently, Management makes loans at a 7.5-8% interest rate, borrows capital at a 4% interest rate and pays Owens Manager a 2.75% annual management fee and a .25% servicing fee, in addition to 100% of the loan origination fees and a 100% expense reimbursement. In our view, this explains why the Company, with a tangible book value of approximately $214.9 million, incurred an aggregate operating loss from 2010 to 2016 of approximately $7.2 million. Based on these numbers, we believe the only winner here is the Owens Manager, with the shareholders stuck with an underperforming investment.

Perhaps the discrepancy between the Company’s significant tangible book value and its operating loss can be found in the long-term enrichment of the Company’s Management, through the Owens Manager, at the expense of the shareholders. In fact, from 2010 to 2016, Owens paid a total of $28,096,070 to the Owens Manager. During the same time-period, the Company had an operating loss of $7,178,271! The Owens Manager’s compensation keeps rolling in while shareholders lose money – in our opinion shareholders are clearly losing at the expense of Management. Not surprisingly, the Owens Manager is owned by Company insiders. William C. Owens, the Executive Chairman of the Board, holds approximately 62.5% of the Owens Manager, while Bryan H. Draper, the President and CEO of the Company, and member of the Board, holds approximately 16.3% of the Owens Manager.

The Management Agreement With the Owens Manager Creates Material Conflicts of Interest and Has an Outrageous Fee Structure

We believe that the above-market fees paid to the Owens Manager are the result of the Company’s conflicts of interest with the Owens Manager. The Company itself recognizes this conflict of interest inherent in the Management Agreement, stating in the Company’s 10-K that: (i) the Management Agreement was negotiated by related parties, and as such the terms of the Management Agreement were not subject to “arm's-length bargaining”; (ii) the Owens Manager “will face conflicts of interest arising from [the Company’s] fee structure”; and (iii) with respect to the Company’s personnel, they “will face conflicts of interest concerning the allocation of its personnel's time” due to the Management Agreement.

Even worse, the Owens Manager does not have the industry expertise to account for its above-market fees. The Company specifically states in the same 10-K that “our Manager's lack of experience with certain real estate markets could impact its ability to make prudent investments on [the Company’s] behalf.” Further, the Company concludes that it may have to rely on more advisors than just the Owens Manager in circumstances where the Owens Manager cannot reliably make prudent investment decisions: “In those circumstances, OFG [the Owens Manager] intends to rely on independent real estate advisors and local legal counsel to assist them in making prudent investment decisions. You will not have an opportunity to evaluate the qualifications of such advisors, and no assurance can be given that they will render prudent advice to OFG.”

Perhaps it should not be surprising that Management entered into such a lopsided Agreement that favors an entity other than the Company, considering Management’s relative lack of skin in the game. In fact, the Company’s Compensation Committee, which currently consists of Messrs. James M. Kessler, Dennis G. Schmal and Gary C. Wallace, who made the decision regarding the egregious manager compensation, has a collective beneficial ownership in the Company of only 0.3% according to the Company’s last proxy statement filed with the SEC.

Management Should Immediately Pursue a Complete Liquidation of the Company and Return the Proceeds to Shareholders

Unfortunately, the Company seems determined to engage in further lending. During the quarterly earnings call in May 2017, Mr. Draper discussed Management’s plan to deploy more capital into loans, despite describing the environment for lending as “challenging”. Not surprisingly, making more loans would increase loan balances which would result in millions of dollars in new fees for the Owens Manager and its insider owners, Messrs. Owens and Draper, at the expense of the Company’s shareholders. We view the approval of such action as a breach of the Board’s fiduciary duty to the Company’s shareholders.

This is a continuation of behavior that has occurred at the Company since at least 2009, and is the reason why the owners of the Owens Manager have received over $28 million in fees from 2010 to 2016, despite the Company’s operating loss of approximately $7.2 million over the same time period. After more than eight years of poor returns, instead of continuing to bet on unprofitable and risky loans, the Company should recognize reality and return its underperforming capital to its long-suffering shareholders. The Company should liquidate and thereby close the value gap between the Company’s current market price of $16.38 and the estimated $23.50 liquidation value. Quite simply, it is time for the Board to do their job and maximize shareholder value!

Sincerely, /s/ Gary I. Furukawa Gary I. Furukawa Founder and Senior Partner Freestone Capital Management